Exhibit 77C


A special meeting of the shareholders of RMR Asia
Pacific Real Estate Fund (the "Fund") was held on
November 18, 2009 for shareholders to consider a new investment sub-advisory agreement among the Fund, MacarthurCook Investment Managers Limited and RMR Advisors, Inc. The results of the special meeting of shareholders of the Fund were:

Votes For	Votes Against	Votes Abstained
1,411,431.08	112,597.48	201,184.80